

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 7, 2016

Via Email
H. Michael Krimbill
Chief Executive Officer
NGL Energy Partners LP
6120 South Yale Avenue, Suite 805
Tulsa, Oklahoma 74136

     Re: NGL Energy Partners LP
                Form 10-K for Fiscal Year Ended
                March 31, 2015
                Filed June 1, 2015
                File No. 1-35172

Dear Mr. Krimbill:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Ethan Horowitz

                Ethan Horowitz
                Branch Chief
                Office of Natural Resources